Filed Pursuant to Rule 433

Registration Statement No. 333-177864

Final Term Sheet, Dated November 20, 2013

Relating to Preliminary Prospectus Supplement dated November 20, 2013 to Prospectus dated November 9, 2011

$250,000,000 4.250% Notes due 2024

Issuer:	Camden Property Trust

Type:	SEC Registered

Size:	$250,000,000

Maturity:	January 15, 2024

Coupon (Interest Rate):	4.250%

Benchmark Treasury:	UST 2.750% due November 15, 2023

Benchmark Treasury Price and Yield:	99-26; 2.772%

Spread to Benchmark Treasury:	1.50% (150 basis points)

Yield to Maturity:	4.272%

Interest Payment Dates:	January 15 and July 15, commencing on July 15, 2014

Day Count Convention:	30 / 360

Redemption Provision:	Make-whole call based on U.S. Treasury + 0.25% (+25 basis points); if, however, the Notes are redeemed 90 days or fewer prior to their maturity date, the redemption price will equal 100% of the principal amount of the Notes to be redeemed plus accrued and unpaid interest on the amount being redeemed to the redemption date

Price to Public:	99.814%

Settlement Date:	T+7; December 2, 2013; under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes before the third business day prior to the Settlement Date will be required, by virtue of the fact that the Notes initially will settle on a delayed basis, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement, and should consult their own advisors with respect to these matters

Joint Book-Running Managers:	Credit Suisse Securities (USA) LLC Deutsche Bank Securities Inc. SunTrust Robinson Humphrey, Inc. U.S. Bancorp Investments, Inc.

Senior Co-Managers:	J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated Wells Fargo Securities, LLC

Junior Co-Managers:	BB&T Capital Markets, a division of Scott & Stringfellow, LLC Mitsubishi UFJ Securities (USA), Inc. PNC Capital Markets LLC Regions Securities LLC Scotia Capital (USA) Inc.

CUSIP:	133131AU6

ISIN:	US133131AU62

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Credit Suisse Securities (USA) LLC toll free at 1-800-221-1037, Deutsche Bank Securities Inc. toll free at 1-800-503-4611, SunTrust Robinson Humphrey, Inc. toll free at 1-800-685-4786 or U.S. Bancorp Investments, Inc. at 877-558-2607.